EXHIBIT 21.0

SUBSIDIARIES OF MATTEL, INC.

Subsidiaries[1]	Jurisdiction in Which Organized	Percentage of Voting Securities Owned Directly or Indirectly By Parent[2]
Mattel Factoring, Inc.	Delaware	100%
Mattel International Holdings B.V.	The Netherlands	100%
Mattel Investment, Inc.	Delaware	100%
Mattel Overseas, Inc.	California	100%
Mattel Sales Corp.	California	100%

[1]	All of the subsidiaries listed above are included in the consolidated financial statements. Inactive subsidiaries and subsidiaries that, when considered in the aggregate, do not constitute a significant subsidiary have not been included in the above list.
[2]	Parent refers to Mattel, Inc. ( a Delaware corporation) and excludes Directors' qualifying shares.